FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2012 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On September 3, 2012, the registrant announces it was Chosen by Vishay Intertechnology for High Volume Manufacturing Engagement Through 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 3, 2012	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Was Chosen by Vishay Intertechnology for High
Volume Manufacturing Engagement Through 2018

The Agreement Includes:

•	Two Product Families to be Manufactured at TowerJazz’s Japanese Factory;
•	Additional New Product Families to be Manufactured at both TowerJazz Israeli Factories;
•	Super Junction Families Utilizing a Large Jointly Built Epitaxial Growth Center in the Israeli Facility;
•	Under the New Engagement, Vishay Will Commit to High Volume Production at Towerjazz's Fabs and TowerJazz Will Secure Capacity to Vishay-Siliconix

MIGDAL HAEMEK, Israel – September 03, 2012 – TowerJazz, the global specialty foundry leader, announced today the expansion of its business relationship with Vishay-Siliconix with a five-year agreement under the terms of which TowerJazz will manufacture two Vishay Siliconix product families at TowerJazz’s Japanese facility (Fab 4) as well as multiple Vishay Siliconix product families at TowerJazz’s Fabs 1 and 2 in Migdal HaEmek, Israel.

The new collaboration in Japan will enable TowerJazz to have a steady baseline revenue with a long-term, strategic customer at the Japanese fab, in addition to multiple other IDM deals the company is currently engaged in.

TowerJazz has a long term relationship with Vishay Siliconix, one of its largest customers, and has produced multiple product families for Vishay Siliconix over the last eight years. TowerJazz continues to enhance its strong collaboration with Vishay Siliconix on several fronts, and as part of this latest collaboration, Vishay Siliconix will use multiple fabs and technologies from TowerJazz. During the past year, TowerJazz and Vishay Siliconix established an epitaxial (epi) growth center in order to support Super Junction technology. The epi center has already begun production and is expected to be fully equipped at the beginning of 2013.

“We are extremely pleased to expand our strategic relationship with a very large volume, long-term customer such as Vishay Siliconix,” said Dr. Itzhak Edrei, President of TowerJazz. “With the expansion of our foundry agreements, utilizing three out of our four fabs, it is clear that we are able to provide a complete solution from both technology and capacity aspects to our customers, while also utilizing our unique capability of being an onsite development partner for advanced platforms. We expect to reach hundreds of millions of dollars of revenues out of this expanded agreement. In addition it is well aligned to augment the TowerJazz and Micron volume manufacturing agreement following the acquisition of the Japanese fab last year, which as can be seen is now being matured into new agreements that are based on the great advantages this fab can offer to our customers, amongst them geographical alignment and expanded capacity. We look forward to continued collaboration with Vishay Siliconix for years to come.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

###

TowerJazz Media Contact: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com